Exhibit 99.1 Press release

WiLAN, a Quarterhill Company, and Samsung

Enter Into New Comprehensive License Agreement

OTTAWA, Canada – September 29, 2017 – Quarterhill Inc. (“Quarterhill”) (NASDAQ: QTRH, TSX: QTRH) today announced that its wholly-owned subsidiary Wi-LAN Inc. (“WiLAN”) has entered into a new comprehensive license agreement with Samsung Electronics Co., Ltd. (“Samsung”).  This new license agreement expands upon the patent rights previously granted to Samsung in the wireless license agreement announced in 2013.  The terms of this agreement are confidential.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  For more information:  www.wilan.com.

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Jim Skippen Executive Chairman, Quarterhill Inc. Acting President & CEO, Wi-LAN Inc. T : 613.688.3898 E :jskippen@quarterhill.com jskippen@wilan.com	Shaun McEwan Interim CEO Quarterhill Inc. T : 613.688.4898 E : smcewan@quarterhill.com	Dave Mason Investor Relations Quarterhill Inc. T : 613.688.1693 E : ir@quarterhill.com

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